06006452

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 53656

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVEN HILLS PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 KEARNY STREET, 5TH FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94108-5530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD F. WOODHAM (415) 869-6213
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200 (Address) Walnut Creek (City) CA (State) 94596 (Zip Code)

PROCESSED
JUN 21 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

EDWARD F. WOODHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEVEN HILLS PARTNERS LLC, as of FEBRUARY 22, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

NOT APPLICABLE

MARGARET BRYANT
Commission # 1367979
Notary Public - California
San Francisco County
My Comm. Expires Aug 4, 2006

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN HILLS PARTNERS LLC

STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

SEVEN HILLS PARTNERS LLC

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596
tel 925.946.1300
fax 925.947.1700
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Seven Hills Partners LLC

We have audited the accompanying statement of financial condition of Seven Hills Partners LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seven Hills Partners LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

Walnut Creek, California
March 20, 2006

SEVEN HILLS PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash	$	7,336,340
Accounts receivable		957,577
Securities owned, at market or fair value		729,042
Other assets		6,828
TOTAL ASSETS	$	9,029,787
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent	$	1,167,369
Member's equity		7,862,418
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,029,787

See accompanying notes to statement of financial condition.

1. Nature of business

Seven Hills Partners LLC (the "Company") was formed as a single member limited liability company in the state of California on October 3, 2001. The Company is a wholly-owned subsidiary of Seven Hills Group LLC (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company's operations consist primarily of providing advice with respect to business transactions, mergers and acquisitions, and acting as agent in the raising of capital through public and private placements of equity and debt securities of its clients.

2. Summary of significant accounting policies

Investment Banking Revenues

The Company records investment banking revenues in accordance the terms contained in its letter agreements with its clients. These terms typically include a non-refundable retainer fee, which is due upon execution of the agreement, and which may or may not be applied toward a subsequent transaction fee described as follows. When advising a client on the sale of some or all of its own stock or assets, the purchase of stock or assets of another company, or the combination with or into another business entity, the Company charges a transaction fee as compensation for its services rendered in connection with a successfully completed transaction. The fee, recorded and due upon the consummation of such transaction, is usually defined as the greater of an amount determined by a formula based on aggregate transaction value, as that term is defined in each agreement, or a set minimum fee. When assisting a client with the public or private placement of its equities or debt, the Company charges a placement fee, usually expressed as a percentage of the capital raised, subject to a minimum fee, that is recorded and due upon the closing of the placement. Additionally, the Company provides on-going general financial advice to certain clients and recognizes the income from such engagements ratably over the period covered under the agreement.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates.

Securities Owned, at Market or Fair Value

The Company values securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. The Company values securities owned for which there is no ready market at fair value as determined by the Company's management. At December 31, 2005, nonmarketable securities were valued at approximately $333,000 (approximately 3.7% of total assets). Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Securities owned at December 31, 2005 consist solely of equity securities.

2. Summary of significant accounting policies (continued)

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2005.

Income Taxes

The Company does not record a provision for income taxes because the Parent reports the Company's income or loss on its own income tax returns.

Due to Parent

In accordance with NASD Notice to Members 03-63, the Company has reflected substantially all of the expenses borne by the Parent as expenses on the books of the Company. Amounts due to Parent of approximately $1,167,000, which are included on the statement of financial condition, represent amounts owed to the Parent by the Company for expenses paid and liabilities incurred by the Parent as of December 31, 2005.

3. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $6,504,000 which was approximately $6,426,000 in excess of its minimum requirement of approximately $78,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers.

5. Related party transactions

Pursuant to an Inter-Company Agreement dated November 1, 2001 between the Parent and the Company, the Parent provides for all office facilities, furniture and equipment that the Company requires for the conduct of its business. Additionally, the Parent is responsible for the payment of substantially all personnel, operating and administrative expenses of the Company with the exception of commissions and regulatory fees.

5. Related party transactions (continued)

During 2005, of the approximately $539,000 in capital contributions made to the Company by the Parent, approximately $529,000 was due to the cancellation of indebtedness to the Parent.

6. Concentrations of credit risk

The Company maintains approximately 6,395,000 of its cash balance in an interest bearing deposit account. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. The Company does not consider any risk associated with this balance to be significant.

7. Regulatory examination

The SEC conducted a routine regulatory examination of the Company during the first quarter of 2005 and noted that the Company was not in compliance with certain rules and regulations. The Company responded to the SEC accordingly and continues to incorporate the SEC's recommendations into its operations.